FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated March 15, 2007, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the third quarter ended September 30, 2006	17

Fourth Quarter Report 2006
March 15, 2007 - 8:00 a.m. CET

NET PROFIT FROM CONTINUING OPERATIONS

INCREASES BY 12% TO EUR 426 MILLION IN 2006

Financial Highlights 2006 Results

•	Accelerating sales growth: +5.5% at identical exchange rates

•	Strong comparable store sales growth in the U.S. (+2.7%) and in Belgium (+2.8%)

•	Excellent full year results at Alfa-Beta in Greece with 13.5% sales growth

•	Operating margin of 4.9%

•	Net profit from continuing operations: +12.1% to EUR 425.6 million

Financial Highlights Fourth Quarter 2006 Results

•	Sales growth: +4.6% at identical exchange rates

•	Strong comparable store sales growth in the U.S. (+2.2%) and in Belgium (+3.4%)

•	Excellent operating margin of 5.4%

•	Operating profit: +4.8% at identical exchange rates

Other Highlights

•	Proposal to increase net dividend by 10.0% to EUR 0.99 per share

•	Agreement to sell Belgian beauty and body care business Di

•	Planned implementation of cross-guarantees between Delhaize Group SA and Delhaize America Inc

•	2007 guidance: continued solid sales growth and accelerating operating profit growth

CEO Comments

“Delhaize Group had an excellent year in 2006,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Our 2006 sales and profits are at the top of our expectations. Sustainable sales momentum at our key banners is the reflection that our strategy is bearing fruit. Disciplined cost management allowed us to retain our strong operating margins.”

“Our teams continue to implement new initiatives aimed at driving a sales-led culture and pursuing our differentiation strategy, from product and concept innovation to major remodeling activity to an accelerating store opening program”, added Mr. Beckers. “Our investments in systems, processes and supply chain, and our continued pursuit of executional excellence will support this commitment in 2007.”

Financial Highlights

Q4 2006 (1)				2006 (1)
Actual Results	At Actual Rates	At Identical Rates	IFRS, in millions of EUR, except EPS	Actual Results	At Actual Rates	At Identical Rates
4,847.3	-1.0%	+4.6%	Net sales and other revenues	19,225.2	+4.8%	+5.5%
262.4	-0.8%	+4.8%	Operating profit	946.3	+5.2%	+5.9%
5.4%	—	—	Operating margin	4.9%	—	—
195.1	+4.4%	+9.9%	Profit before taxes and discontinued operations	670.6	+11.1%	+11.9%
122.1	-2.2%	+2.9%	Net profit from continuing operations	425.6	+12.1%	+12.9%
114.7	-2.2%	+3.4%	Net profit (Group share)	351.9	-3.6%	-2.8%
1.20	-3.6%	+1.8%	Basic net earnings per share (in EUR)	3.71	-4.6%	-3.8%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 7.8% in the fourth quarter of 2006 (1 EUR = 1.2887 USD) compared to the fourth quarter of 2005. The average exchange rate of the U.S. dollar against the euro decreased by 0.9% in 2006 (1 EUR = 1.2556 USD) compared to 2005.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Hans Michiels:	+ 32 2 412 83 30
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue:	+ 1 704 633 82 50 (ext. 2529)

FULL YEAR 2006 INCOME STATEMENT

In 2006, net sales and other revenues of Delhaize Group increased by 4.8% to EUR 19.2 billion. Organic sales growth amounted to 5.0%, a major improvement compared to 2.1% in 2005. Net sales and other revenues growth accelerated to 5.5% at identical exchange rates, the strongest performance in five years, due to:

•	the 4.4% increase of U.S. sales driven by the strong sales momentum at Food Lion and Hannaford. Comparable store sales grew by 2.7% for the U.S. operations;

•	the 7.0% increase of Belgian sales due to comparable store sales growth of 2.8%, new store openings and the positive impact of the acquisition of Cash Fresh in May 2005; and

•	the 13.5% increase of Greek sales.

Delhaize Group ended 2006 with a sales network of 2,705 stores, a net increase of 69 stores compared to the previous year.

Gross margin remained stable at 25.2% of net sales and other revenues (25.3% in 2005). Better inventory results and continued effective retail pricing at Food Lion and an improved sales mix in several of our operations offset investments in price competitiveness in all companies of the Group.

Selling, general and administrative expenses was 20.7% of net sales and other revenues (20.5% in 2005). Costs related to the conversion of Kash n’ Karry stores to Sweetbay in Florida, increased utility and fuel expenses throughout the Group and higher medical costs in the U.S. were offset by good cost control and EUR 15.5 million lower than planned spending due to an adjustment recognizing forfeited accounts in the retirement and profit sharing plans at Food Lion and Sweetbay.

Other operating expenses amounted to EUR 19.2 million in 2006, compared to EUR 39.2 million in 2005, due to lower store closing expenses and impairment losses at Food Lion.

Operating profit increased by 5.2% to EUR 946.3 million at actual exchange rates and 5.9% at identical exchange rates due to the stronger sales growth. The operating margin of Delhaize Group was stable at 4.9% of net sales and other revenues.

Net financial expenses decreased by 7.0% to EUR 275.7 million due to the positive impact of major debt repayments made in the first half of 2006, partially offset by a decrease of the income from investments related to the use of cash balances for the debt repayments.

The effective tax rate decreased from 37.1% to 36.5% primarily due to company tax benefits related to the exercise of employee stock options in the U.S. The higher operating profit, the lower tax rate, and lower net financial expenses resulted in an increase of the net profit from continuing operations by 12.1% to EUR 425.6 million, or EUR 4.39 per basic share (EUR 3.99 in 2005). At identical exchange rates, net profit from continuing operations would have increased by 12.9% (+12.1% Group share, at the top of our guidance of an 8% to 12% increase).

In 2006, the result from discontinued operations, net of tax, amounted to EUR -65.3 million, following the impairment loss related to the planned sale of our Czech operations and its reclassification to discontinued operations. Group share in net profit amounted to EUR 351.9 million. Per basic share, net profit was EUR 3.71 (EUR 3.89 in 2005) and per diluted share EUR 3.55 (EUR 3.71 in 2005).

The Board of Directors of Delhaize Group will propose at the Ordinary General Meeting of May 24, 2007, the payment of a gross dividend of EUR 1.32 per share. This is an increase of 10.0% versus prior year. After deduction of 25% Belgian withholding tax, the proposed net dividend is EUR 0.99.

FOURTH QUARTER 2006 INCOME STATEMENT

In the fourth quarter of 2006, net sales and other revenues of Delhaize Group decreased by 1.0% to EUR 4.8 billion, due to a 7.8% weaker U.S. dollar versus the euro. Organic sales growth amounted to 4.6%, and net sales and other revenues increased at identical exchange rates by 4.6%, supported by comparable store sales growth of 2.2% in the U.S. and 3.4% in Belgium and continued excellent sales in Greece.

Gross margin remained stable at 25.1% (25.2% in 2005) despite continued price investments due to a better sales mix. Selling, general and administrative expenses increased by 26 basis points to 20.1% of sales due to the store conversion work at Sweetbay, higher planned staffing costs at Food Lion to support sales in the holiday season, and higher medical expenses in the U.S. Retirement and profit sharing plan expenses at Food Lion and Sweetbay were EUR 4.5 million lower than planned due to adjustments recognizing forfeitures of retirement and profit sharing plan balances.

In the fourth quarter of 2006, Delhaize Group’s other operating expenses amounted to EUR 4.7 million, primarily related to impairment charges on U.S. stores and losses on the disposal of fixed assets in the U.S.

Operating margin was stable at 5.4% in the fourth quarter of 2006. Operating profit amounted to EUR 262.4 million, a decrease of 0.8% due to the weakening of the U.S. dollar. At identical exchange rates, operating profit would have increased by 4.8%.

Net financial expenses decreased by 13.5% to EUR 67.3 million, as a result of debt repayments in the first half of 2006 and of the 7.8% U.S. dollar decline. The effective tax rate increased from 33.2% to 37.4% in the fourth quarter of 2006. In the fourth quarter of 2005, the tax rate was favorably impacted by U.S. state audit resolutions.

Net profit from continuing operations decreased by 2.2% to EUR 122.1 million, or EUR 1.24 per basic share (EUR 1.29 in 2005). At identical exchange rates, net profit from continuing operations would have increased by 2.9%.

In the fourth quarter of 2006, the result from discontinued operations, net of tax, amounted to EUR -3.6 million, primarily related to our Czech operations which are in the process of being divested.

Group share in net profit amounted to EUR 114.7 million, compared to EUR 117.3 million in the fourth quarter of 2005. Per basic share, net profit was EUR 1.20 (EUR 1.25 in the fourth quarter of 2005) and per diluted share EUR 1.14 (EUR 1.19 in the fourth quarter of 2005). At identical exchange rates, net profit would have increased by 3.4%.

FULL YEAR 2006 CASH FLOW STATEMENT AND BALANCE SHEET

In 2006, net cash provided by operating activities amounted to EUR 910.3 million. Capital expenditures increased by 10.0% to EUR 699.9 million (EUR 636.1 million in 2005) or 3.6% of net sales and other revenues primarily due to the continued Sweetbay rollout, the multi-brand market renewal program at Food Lion and an active store opening program, particularly at Hannaford and Alfa-Beta. Delhaize Group generated free cash flow of EUR 215.1 million. After major debt repayments earlier in the year, the Group held EUR 314.3 million cash and cash equivalents at the end of 2006.

The net debt to equity ratio continued to improve, decreasing to 74.0% at the end of 2006 compared to 81.8% at the end of 2005. Delhaize Group’s net debt amounted to EUR 2.6 billion at the end of 2006, a decrease of EUR 308.4 million compared to EUR 2.9 billion at the end of 2005 due to the weakening of the U.S. dollar between the two balance sheet dates and the continued generation of free cash flow.

SEGMENT REPORTING

2006		Net Sales and Other Revenues (1)			Operating Margin			Operating Profit/(Loss)
(in millions)		2006	2005	2006 /2005	2006		2005	2006	2005	2006 /2005
United States	USD	17,293.2	16,564.4	+4.4%	5.6%		5.4%	961.0	901.2	+6.6%
United States	EUR	13,772.8	13,314.3	+3.4%	5.6	%(2)	5.4%	765.4	724.4	+5.7%
Belgium	EUR	4,285.2	4,005.1	+7.0%	4.3%		4.6%	183.8	183.0	+0.5%
Greece	EUR	1,030.3	908.0	+13.5%	3.2%		2.7%	32.8	24.2	+36.0%
Emerging Markets (3)	EUR	136.9	117.9	+16.1%	0.2%		0.5%	0.3	0.6	-57.8%
Corporate	EUR	—	—	N/A	N/A		N/A	(36.0)	(32.3)	-11.6%

TOTAL	EUR	19,225.2	18,345.3	+4.8%	4.9%		4.9%	946.3	899.9	+5.2%

(1)	All sales are sales to third parties.
(2)	5.4% excluding lower expenses at Food Lion and Sweetbay related to forfeited accounts in their retirement and profit sharing plans.
(3)	Excluding Delvita reclassified in results from discontinued operations.

Fourth Quarter 2006		Net Sales and Other Revenues (1)			Operating Margin			Operating Profit/(Loss)
(in millions)		4th Q 2006	4th Q 2005	2006 /2005	4th Q 2006		4th Q 2005	4th Q 2006	4th Q 2005	2006 /2005
United States	USD	4,369.0	4,209.2	+3.8%	6.1%		6.2%	264.7	260.3	+1.7%
United States	EUR	3,389.4	3,528.8	-3.9%	6.1	%(2)	6.2%	206.0	216.8	-5.0%
Belgium	EUR	1,128.2	1,078.7	+4.6%	4.7%		4.0%	53.2	43.7	+21.8%
Greece	EUR	291.5	254.2	+14.6%	5.0%		5.9%	14.5	15.1	-3.5%
Emerging Markets (3)	EUR	38.2	33.2	+15.0%	-1.4%		1.1%	(0.5)	0.4	N/A
Corporate	EUR	—	—	N/A	N/A		N/A	(10.8)	(11.4)	+4.5%

TOTAL	EUR	4,847.3	4,894.9	-1.0%	5.4%		5.4%	262.4	264.6	-0.8%

(1)	All sales are sales to third parties.
(2)	5.9% excluding lower expenses at Food Lion and Sweetbay related to forfeited accounts in their retirement and profit sharing plans.
(3)	Excluding Delvita reclassified in results from discontinued operations.

•

In 2006, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 17.3 billion (EUR 13.8 billion), an increase of 4.4% over 2005, mainly due to the continued strong sales momentum at Food Lion and Hannaford, supported by comparable store sales growth of 2.7% (non-adjusted for the negative calendar impact of 20 basis points due to an earlier cut-off of the fiscal year).

Sales in the U.S. in 2006 were supported by good sales at Food Lion following disciplined execution in the stores, effective price, promotion and marketing initiatives, and the success of the market renewal program. Following a softer first quarter, Hannaford performed well for the balance of the year, supported by its competitive pricing and many store openings. Sales at Sweetbay were negatively impacted by the intensive remodeling activity and the sales weakness at the unconverted Kash n’ Karry stores.

Delhaize Group finished the year 2006 with 1,549 supermarkets in the U.S. In 2006, Delhaize Group opened or acquired 40 new stores in the U.S. The Company closed eight stores that were relocated and 20 other stores. This resulted in a net increase of 12 stores. In addition in 2006, Delhaize Group remodeled 147 supermarkets in the U.S., including 68 stores in the Washington, DC market, 29 of which were converted to Bloom and 14 to Bottom Dollar. Forty-three Kash n’ Karry stores were converted to Sweetbay Supermarket. At the end of 2006, 69 Sweetbay stores were open.

In 2006, key initiatives at our U.S. operating companies included:

-	at Food Lion the continued development of multiple products and services enhancing our in-store experience, ongoing focus on price competitiveness, in-depth customer segmentation work, the first multi-brand market renewal in Washington, DC, the integration of the Harveys back-office into the Food Lion organization and the first phase of a project to improve significantly the replenishment cycle of the stores;

-	at Hannaford the expansion of its private label categories, major price investments particularly in the Massachusetts market, the launch of Guiding Stars, the in-store nutrition navigation system, a historic high of 14 store openings, and action undertaken to structurally reduce expenses particularly at its head office; and

-	at Sweetbay the conversion of its Kash n’ Karry stores in the Tampa-St. Petersburg market to the Sweetbay concept and the price investment started in the fourth quarter of 2006.

In 2006, gross margin improved by 7 basis points due to better inventory results, continued margin management and price optimization and to an improvement in the sales mix partially offset by targeted price investments. Selling, general and administrative expenses as a percentage of net sales and other revenues increased by 14 basis points, due to additional expenses related to the Sweetbay conversions, the renewal of the Food Lion market of Washington, DC, increases in health care costs and higher utility and fuel expenses. The operating expenses in 2006 were reduced by USD 19.5 million in relation to an adjustment to recognize forfeited accounts in retirement and profit sharing plans.

In 2006, the operating margin of the U.S. business increased by 12 basis points to 5.6% of net sales and other revenues. The operating profit of the U.S. business of Delhaize Group grew by 6.6% to USD 961.0 million.

In the fourth quarter of 2006, the contribution of U.S. business to the sales of Delhaize Group amounted to USD 4.4 billion (EUR 3.4 billion), an increase of 3.8% over 2005. The operating margin of the U.S. business of Delhaize Group was 6.1% (6.2% in 2005). Good cost control, a better sales mix and lower planned spending on the retirement and profit sharing plans offset investments in price competitiveness, the Sweetbay conversion expenses, budgeted higher staffing costs at Food Lion to support the holiday selling season, and increased medical expenses. Operating profit grew by 1.7%.

In 2007, Delhaize Group plans to open approximately 47 new supermarkets in the U.S. In addition, the Group plans to close approximately ten stores to be relocated and 14 other stores, resulting in a net increase of 23 stores to a total number of 1,572 stores at the end of 2007. Approximately 207 U.S. stores will be remodeled in 2007. Food Lion will remodel 142 stores as part of its market and store renewal programs. All remaining 31 Kash n’ Karry stores will be re-launched under the Sweetbay Supermarket brand before the end of September 2007, finishing the massive conversion project started in 2004.

•

In 2006, net sales and other revenues of Delhaize Belgium increased by 7.0% to EUR 4.3 billion, supported by strong comparable store sales growth of 2.8%. The Belgian market share of Delhaize increased 59 basis points to 26.1% (source: AC Nielsen).

The sales network of Delhaize Belgium was extended by 35 stores to 843 at the end of 2006, including 129 company-operated supermarkets in Belgium, 30 stores in the Grand Duchy of Luxembourg and three stores in Germany. In addition, five supermarkets were remodeled in Belgium in 2006.

In 2006, the operating margin of Delhaize Belgium decreased to 4.3% of net sales and other revenues (4.6% in 2005) due to negative inventory results, investments in price competitiveness, expenses related to the integration of Cash Fresh and higher depreciation. Operating profit increased by 0.5% to EUR 183.8 million.

During the fourth quarter of 2006, sales of Delhaize Belgium increased by 4.6% to EUR 1.1 billion. Comparable store sales grew 3.4% (instead of 2.7% as mentioned in our preliminary sales report on January 18, 2007, on the basis of preliminary figures for the wholesale business).

In the fourth quarter, the operating margin of Delhaize Belgium increased to 4.7%, reversing the negative trend of the previous quarters. This is due to stronger sales and a more efficient promotional program. As a consequence and combined with good sales growth, operating profit increased by 21.8% to EUR 53.2 million.

Delhaize Belgium expects to end 2007 with a store network of 753 stores, as a result of the addition of 42 stores (including three company-operated supermarkets) and the planned divestment of 132 Di stores. Delhaize Belgium plans to remodel nine stores in 2007 and convert 26 Cash Fresh stores to Delhaize banners, including four to company-operated supermarkets.

•

In 2006, sales in Greece grew by 13.5% to EUR 1.0 billion due to high comparable store sales growth and many new store openings. The operating margin of Alfa-Beta increased to 3.2% of sales (2.7% in 2005) due to stronger sales, lower inventory losses and good cost control, while the operating profit increased by 36.0% to EUR 32.8 million.

In the fourth quarter of 2006, Greek sales grew by 14.6% and the operating margin was 5.0%, resulting in an operating profit of EUR 14.5 million.

In the fourth quarter of 2006, Delhaize Group bought 81,000 additional shares of Alfa-Beta Vassilopoulos increasing its total shareholding in its Greek subsidiary by 0.7 percentage point from 60.6% to 61.3%.

•

Net sales and other revenues of the Emerging Markets (Romania and Indonesia) of Delhaize Group increased by 16.1% to EUR 136.9 million due to the continued good sales performance in both countries. The Emerging Markets of Delhaize Group recorded operating profit of EUR 0.3 million in 2006.

In the fourth quarter of 2006, the Emerging Markets of Delhaize Group grew sales by 15.0% and posted a small operating loss (EUR -0.5 million) due to expenses related to provision adjustments in Romania.

The results of the Czech activities of Delhaize Group, formerly in the Emerging Markets segment, have been reclassified to discontinued operations (for both 2005 and 2006). A sale to Rewe Group has been announced, and the closing of the transaction is expected in the second quarter of 2007.

DIVESTITURE OF BELGIAN BEAUTY AND BODY CARE BUSINESS DI

A binding agreement has been reached to sell Di, our Belgian beauty and body care business, to Parma Gestion, a subsidiary of Distripar (NPM/CNP Group - Euronext Brussels: NAT). Through its subsidiary Distripar, NPM/CNP is operating other specialty retailers such as Planet Parfum (beauty care) and Club (books and stationary). Subject to the approval by the European competition authorities of the Di transaction, the holding company Ackermans & van Haaren (Euronext Brussels: ACKB) has agreed with Distripar to form a 50%-50% joint venture on Di, Planet Parfum and Club.

Arthur Goethals, Executive Vice President and Chief Executive Officer Western and Central Europe said, “We are convinced that the combination of Di with the specialty retailers of Distripar will create a stronger player in the competitive Belgian beauty and body care market. The sale of Di will allow Delhaize Belgium to focus its financial and management efforts on its businesses in food and pet products in which it has important market positions. I want to thank all Di associates and franchisees for their contribution to the growth and success of Di and wish them all the best for future success in their new corporate environment.”

Delhaize Group opened its first Di store in 1975. In over 30 years of operation the concept evolved and the assortment expanded to encompass the current beauty and body care line. Today, the Di network consists of 90 company-operated and 42 franchised stores, which contributed EUR 95.5 million to Delhaize Group’s 2006 net sales and other revenues.

The agreement foresees the sale of the operations of Di for consideration, subject to contractual adjustments, of EUR 33.4 million in cash, which will produce a small gain. The impact of the divestiture on the ongoing profitability of Delhaize Belgium will be minor. The closing of the transaction is subject to the customary conditions, including approval by the European competition authorities.

Planet Parfum is a chain of 70 beauty care stores in Belgium and the Grand Duchy of Luxemburg. Club operates 26 books and stationary stores in Belgium. In 2006, Planet Parfum and Club realized EUR 135 million sales.

CROSS-GUARANTEES

Delhaize Group is planning the implementation of cross-guarantees between Delhaize Group SA and Delhaize America, Inc, its largest subsidiary. The cross-guarantees of the companies’ financial debt obligations will support the continued integration of Delhaize Group and increase its financial flexibility. The implementation of cross-guarantees must not negatively impact the credit ratings and outlook of Delhaize America, Inc. and is conditional on obtaining a credit rating for Delhaize Group SA from Moody’s and S&P at least as strong as the current credit ratings and outlook of Delhaize America, Inc. At this time, Delhaize America, Inc. has the only credit rating within Delhaize Group.

2007 FINANCIAL OUTLOOK

For 2007, Delhaize Group expects the following financial results at identical exchange rates (1 EUR = 1.2556 USD):

•	Comparable store sales growth of the U.S. operations of Delhaize Group in 2007 is expected to be in the range of 2.5% to 3.5%.

•	It is expected that net sales and other revenue growth of Delhaize Group will be in the range of 4% to 5.5%.

•	Operating profit is expected to grow by 6% to 8% in 2007.

•	Net profit from continuing operations (including minority interests) growth expectations are between 8% and 12%.

In addition, in 2007:

•	Delhaize Group plans to end 2007 with a store network of 2,575 stores, as a result of the addition of 99 stores and the planned divestments of 97 Delvita and 132 Di stores in 2007.

•

Delhaize Group expects capital expenditures (excluding finance leases) of approximately EUR 825 million at identical exchange rates, including approximately USD 755 million for the U.S. operations of the Group.

Conference Call and Webcast

Delhaize Group’s management will comment on the fourth quarter and full year 2006 results during a conference call starting March 15, 2007 at 03.00 pm CET / 10:00 am EDT. The conference call can be attended by calling +44 20 7162 0025 (U.K.) or + 32 2 290 14 07 (Belgium) or +1 334 323 6201 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2006, Delhaize Group’s sales network consisted of 2,705 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues and EUR 351.9 million (USD 441.8 million) in net profit. At the end of 2006, Delhaize Group employed approximately 142,500 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Summary Income Statement

4th Q 2006	4th Q 2005 (1)	(in millions of EUR)	2006	2005 (1)
4,847.3	4,894.9	Net sales and other revenues	19,225.2	18,345.3
(3,631.2)	(3,662.2)	Cost of sales	(14,372.2)	(13,710.1)

1,216.1	1,232.7	Gross profit	4,853.0	4,635.2
25.1%	25.2%	Gross margin	25.2%	25.3%
25.5	20.5	Other operating income	82.8	70.7
(974.5)	(971.6)	Selling, general and administrative expenses	(3,970.3)	(3,766.8)
(4.7)	(17.0)	Other operating expenses	(19.2)	(39.2)

262.4	264.6	Operating profit	946.3	899.9
5.4%	5.4%	Operating margin	4.9%	4.9%
(69.8)	(85.5)	Finance costs	(295.6)	(322.6)
2.5	7.7	Income from investments	19.9	26.1

195.1	186.8	Profit before taxes and discontinued operations	670.6	603.4
(73.0)	(62.0)	Income tax expense	(245.0)	(223.8)

122.1	124.8	Net profit from continuing operations	425.6	379.6

(3.6)	(4.3)	Result from discontinued operations, net of tax	(65.3)	(9.5)
118.5	120.5	Net profit (before minority interests)	360.3	370.1

3.8	3.2	Net profit attributable to minority interests	8.4	4.9

114.7	117.3	Net profit (Group share)	351.9	365.2

1.2887	1.1884	Average EUR exchange rate in USD	1.2556	1.2441

(1)	Adjusted to take into account a change in accounting policy for defined benefit plans, by which actuarial gains and losses are now recognized in full in equity in the period in which they occur. The effect on 2005 income statement is a decrease of selling, general and administrative expenses by EUR 0.4 million and an increase of income taxes by EUR 0.1 million.

Earnings per Share

4th Q 2006	4th Q 2005 (1)	(in EUR)	2006	2005 (1)
		Net profit from continuing operations:
1.24	1.29	Basic	4.39	3.99
1.18	1.23	Diluted	4.19	3.81

		Net profit (Group share):
1.20	1.25	Basic	3.71	3.89
1.14	1.19	Diluted	3.55	3.71

		Weighted average number of shares:
95,592,437	94,145,054	Basic	94,938,517	93,933,653
102,684,123	100,867,459	Diluted	101,906,305	100,897,174

96,456,924	94,705,062	Total number of shares at the end of the 4th quarter (2)	96,456,924	94,705,062

95,538,325	94,109,476	Outstanding shares at the end of the 4th quarter (2)	95,538,325	94,109,476

(1)	Adjusted to take into account a change in accounting policy for defined benefit plans, by which actuarial gains and losses are now recognized in full in equity in the period in which they occur. The effect on 2005 income statement is a decrease of selling, general and administrative expenses by EUR 0.4 million and an increase of income taxes by EUR 0.1 million.
(2)	In conjunction with stock option exercises in the fourth quarter of 2006, Delhaize Group issued 422,151 new shares, purchased 275,700 shares and used 19,843 shares. During the full year 2006, Delhaize Group repurchased 481,400 shares and used 158,387 shares in conjunction with stock option exercises. Delhaize Group owned 918,599 treasury shares at the end of 2006.

Summary Balance Sheet

(in millions of EUR)	December 31, 2006	December 31, 2005 (1)
Assets
Non-current assets	6,872.8	7,440.6
Goodwill	2,697.6	2,997.4
Intangible assets	604.6	675.2
Property, plant and equipment	3,400.0	3,587.7
Investment property	25.6	28.0
Financial assets	133.1	138.5
Other non-current assets	11.9	13.8
Current assets	2,422.6	2,813.3
Inventories	1,337.9	1,418.0
Receivables and other assets	594.4	561.0
Financial assets	34.4	29.4
Cash and cash equivalents	304.8	804.9
Assets classified as held for sale	151.1	—
Total assets	9,295.4	10,253.9

Liabilities
Total equity	3,561.4	3,596.1
Shareholders’ equity (2)	3,525.2	3,565.9
Minority interests	36.2	30.2
Non-current liabilities	3,285.4	3,838.1
Financial liabilities	2,774.6	3,209.0
Provisions and deferred taxes liabilities	476.3	593.2
Other non-current liabilities	34.5	35.9
Current liabilities	2,448.6	2,819.7
Financial liabilities	320.0	694.2
Other current liabilities	2,077.4	2,125.5
Liabilities associated with assets held for sale	51.2	—

Total liabilities and equity	9,295.4	10,253.9

EUR exchange rate in USD	1.3170	1.1797

(1)	Adjusted to take into account a change in accounting policy for defined benefit plans, by which actuarial gains and losses are now recognized in full in equity in the period in which they occur. The effect on 2005 balance sheet is an increase of non-current liabilities by EUR 21.1 million, an increase of other non-current assets by EUR 0.4 million and a decrease of equity by EUR 20.7 million.
(2)	Including a positive accumulated foreign currency translation adjustment of approximately EUR 26.7 million, which will be recorded as income at the effective date of sale of Delvita.

Summary Statement of Cash Flows

4th Q 2006	4th Q 2005 (1)	(in millions of EUR)	2006	2005 (1)
		Operating activities
118.5	120.5	Net profit (before minority interests)	360.3	370.1
		Adjustments for
109.4	112.9	Depreciation – continuing operations	443.4	423.3
13.4	13.4	Amortization – continuing operations	52.6	51.4
0.1	0.8	Depreciation and amortization – discontinued operations	7.2	8.6
1.5	6.8	Impairment – continuing operations	2.8	6.8
5.6	5.0	Impairment – discontinued operations	64.8	5.0
138.8	140.4	Income taxes, finance costs and income from investments	522.2	524.3
5.9	15.5	Other non-cash items	37.7	50.8
25.2	63.6	Changes in operating assets and liabilities	(42.0)	(21.9)
(105.4)	(121.5)	Interests paid	(292.1)	(302.2)
2.6	6.5	Interests and dividends received	18.6	24.8
(71.5)	(74.2)	Income taxes paid	(265.2)	(238.7)
244.1	289.7	Net cash provided by operating activities	910.3	902.3

		Investing activities
0.5	(12.3)	Net increase in investment in subsidiaries	0.5	(175.5)
(211.5)	(231.6)	Purchase of tangible and intangible assets (capital expenditures)	(699.9)	(636.1)
(10.2)	8.3	Net investment in debt securities	(26.7)	(3.2)
(0.5)	13.5	Other investing activities	4.2	58.2
(221.7)	(222.1)	Net cash used in investing activities	(721.9)	(756.6)

22.4	67.6	Cash flow before financing activities	188.4	145.7

		Financing activities
13.9	—	Proceeds from the exercise of share warrants and stock options	56.6	32.5
(18.2)	(4.0)	Purchase of treasury shares	(30.2)	(22.6)
(0.6)	(0.8)	Dividends paid (incl. dividends paid by subsidiaries to minority interests)	(114.8)	(105.3)
(7.6)	39.9	Borrowings under (repayments of) long-term loans (net of direct financing costs)	(665.9)	45.1
0.7	1.0	Net escrow funding	10.8	11.9
58.2	(0.1)	Borrowings under (repayments of) short-term loans	106.7	(30.2)

46.4	36.0	Net cash provided by (used in) financing activities	(636.8)	(68.6)

(9.8)	10.1	Effect of foreign exchange translation differences	(42.2)	67.4
59.0	113.7	Net increase (decrease) in cash and cash equivalents	(490.6)	144.5
255.3	691.2	Cash and cash equivalents at beginning of period (2)	804.9	660.4
314.3	804.9	Cash and cash equivalents at end of period (2)	314.3	804.9

(1)	Adjusted to take into account the change in accounting policy for defined benefit plans.
(2)	Including cash and cash equivalents of Delvita reclassified as assets held for sale: EUR 9.5 million as of December 31, 2006 and EUR 11.4 million as of September 30, 2006.

Summary Statement of Changes in Equity

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2006 (1)	3,565.9	30.2	3,596.1
Amortization of deferred loss on hedge	3.2		3.2
Unrealized gain (loss) on securities held for sale	(0.1)		(0.1)
Exchange differences on foreign operations	(356.6)		(356.6)
Defined benefit pension plans actuarial gains (losses)	10.2	(0.3)	9.9

Net income (expense) recognized directly in equity	(343.3)	(0.3)	(343.6)
Net profit/(loss)	351.9	8.4	360.3

Total recognized income and expense for the period	8.6	8.1	16.7
Capital increases	55.3		55.3
Treasury shares purchased	(30.2)		(30.2)
Treasury shares sold upon exercise of employee stock options	3.6		3.6
Tax payment for restricted shares vested	(2.3)		(2.3)
Excess tax benefit on employee stock options and restricted shares	14.9		14.9
Share-based compensation expense	23.4	0.1	23.5
Dividends declared	(114.0)	(1.6)	(115.6)
Purchase of minority interests		(0.6)	(0.6)

Balances at December 31, 2006	3,525.2	36.2	3,561.4

Total shares	96,456,924
Treasury shares	918,599
Outstanding shares	95,538,325

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2005 (1)	2,842.2	32.4	2,874.6
Amortization of deferred loss on hedge	4.1		4.1
Unrealized gain (loss) on securities held for sale	0.1		0.1
Exchange differences on foreign operations	435.1		435.1
Defined benefit pension plans actuarial gains and losses	(14.2)		(14.2)

Net income (expense) recognized directly in equity	425.1		425.1
Net profit/(loss)	365.2	4.9	370.1

Total recognized income and expense for the period	790.3	4.9	795.2
Capital increases	31.4		31.4
Treasury shares purchased	(22.6)		(22.6)
Treasury shares sold upon exercise of employee stock options	3.5		3.5
Tax payment for restricted shares vested	(2.3)		(2.3)
Excess tax benefit on employee stock options and restricted shares	1.3		1.3
Share-based compensation expense	27.6		27.6
Dividends declared	(105.5)		(105.5)
Purchase of minority interests		(7.1)	(7.1)

Balances at December 31, 2005 (1)	3,565.9	30.2	3,596.1

Total shares	94,705,062
Treasury shares	595,586
Outstanding shares	94,109,476

(1)	Adjusted to take into account the change in accounting policy for defined benefit plans.

Supplementary Information (Unaudited)

Number of Stores

	End of 2005	End of 3rd Q 2006	Change 2006		End of 2006		End of 2007 Planned
United States	1,537	1,544	+12	(1)	1,549		1,572	(2)
Belgium (3)	677	697	+34		711	(4)	753
Greece	135	143	+13		148		167
Romania	16	18	+2		18		24
Indonesia	46	48	+4		50		59

Subtotal	2,411	2,450	+65		2,476		2,575
Di	131	131	+1		132		—
Czech Republic	94	95	+3		97		—

Total	2,636	2,676	+69		2,705		2,575

(1)	Including the opening or acquisition of 40 new stores, the closing of eight stores that were relocated and the closing of 20 other stores.
(2)	In 2007, Delhaize Group expects to open 47 new supermarkets in the U.S. The Group plans to close ten stores to be relocated and 14 other stores. This will result in a net increase of 23 stores to a total number of 1,572 stores at the end of 2007.
(3)	Excluding the Belgian Beauty & Body Care Di business, to be divested in 2007
(4)	Including 30 stores in the Grand-Duchy of Luxembourg and three stores in Germany.

Organic Sales Growth Reconciliation

4th Q 2006	4th Q 2005	% Change	(in millions of EUR)	2006	2005	% Change
4,847.3	4,894.9	-1.0%	Net sales and other revenues	19,225.2	18,345.3	+4.8%
273.3	—		Effect of exchange rates	122.2	—
5,120.6	4,894.9	+4.6%	Identical exchange rates growth	19,347.4	18,345.3	+5.5%
—	—		Cash Fresh (1)	(215.6)	(124.9)
5,120.6	4,894.9	+4.6%	Organic sales growth	19,131.8	18,220.4	+5.0%

(1)	As Cash Fresh is consolidated since May 31, 2005, the year-to-date organic sales growth excludes the contribution of the non-converted Cash Fresh stores.

Free Cash Flow Reconciliation

4th Q 2006	4th Q 2005	(in millions of EUR)	2006	2005
244.1	289.7	Net cash provided by operating activities	910.3	902.3
(221.7)	(222.1)	Net cash used in investing activities	(721.9)	(756.6)
10.2	(8.3)	Investment in debt securities	26.7	3.2

32.6	59.3	Free cash flow (before dividend payments)	215.1	148.9

Net Debt Reconciliation

(in millions of EUR)	December 31, 2006	December 31, 2005
Non-current financial liabilities	2,771.8	3,199.9
Current financial liabilities	317.9	694.2
Derivative liabilities	4.9	9.1
Derivative assets	(1.9)	(1.2)
Investment in securities—non-current	(121.0)	(125.0)
Investment in securities—current	(32.4)	(29.1)
Cash and cash equivalents	(304.8)	(804.9)

Net debt	2,634.5	2,943.0
Net debt to equity ratio	74.0%	81.8%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	4th Q 2006			4th Q 2005	2006/2005
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,847.3	273.3	5,120.6	4,894.9	-1.0%	+4.6%
Operating profit	262.4	15.0	277.4	264.6	-0.8%	+4.8%
Net profit from continuing operations	122.1	6.4	128.5	124.8	-2.2%	+2.9%
Basic EPS from continuing operations	1.24	0.06	1.30	1.29	-4.2%	+0.9%
Net profit (Group share)	114.7	6.5	121.2	117.3	-2.2%	+3.4%
Basic earnings per share	1.20	0.07	1.27	1.25	-3.6%	+1.8%
Free cash flow	32.6	3.0	35.6	59.3	-45.0%	-40.0%

(in millions of EUR, except per share amounts)	2006			2005	2006/2005
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	19,225.2	122.2	19,347.4	18,345.3	+4.8%	+5.5%
Operating profit	946.3	7.0	953.3	899.9	+5.2%	+5.9%
Net profit from continuing operations	425.6	3.0	428.6	379.6	+12.1%	+12.9%
Basic EPS from continuing operations	4.39	0.04	4.43	3.99	+10.2%	+10.9%
Net profit (Group share)	351.9	3.2	355.1	365.2	-3.6%	-2.8%
Basic earnings per share	3.71	0.03	3.74	3.89	-4.6%	-3.8%
Free cash flow	215.1	1.6	216.7	148.9	+44.5%	+45.6%

(in millions of EUR)	December 31, 2006			Dec 31, 2005	Change
Net debt	2,634.6	246.7	2,881.3	2,943.0	-10.5%	-2.1%

FINANCIAL CALENDAR

• Press release – 2007 first quarter results	May 9, 2007
• Ordinary general meeting of shareholders	May 24, 2007
• Press release – 2007 second quarter results	August 9, 2007
• Press release – 2007 third quarter results	November 8, 2007

IFRS INFORMATION

The financial information has been prepared in accordance with the recognition and measurement principles of IFRS, as adopted by the European Union.

REPORT OF THE STATUTORY AUDITOR

The statutory auditor Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Philip Maeyaert, issued, on March 14, 2007, an unqualified opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2006. The annual financial information included in the press release is in accordance with the annual financial statements approved by the Board of Directors on March 14, 2007.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

USE OF NON-GAAP FINANCIAL MEASURES

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the non-GAAP measures that we use are reconciled to financial measures determined in accordance with IFRS. The non-GAAP measures have not been audited by the statutory auditor.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward- looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the Fourth Quarter and Fiscal Year Ended December 30, 2006

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the 13 and 52 weeds ended December 30, 2006 and December 31, 2005

(Dollars in millions)

	13 Weeks Dec 30, 2006 (Unaudited) (A)	13 Weeks Dec 31, 2005 (Audited) (B)	52 Weeks Dec 30, 2006 (Unaudited) (C)	52 Weeks Dec 31, 2005 (Audited) (D)	A%	B%	C%	D%
Net sales and other revenues	$4,369.4	$4,205.8	$17,289.2	$16,550.7	100.00	100.00	100.00	100.00
Cost of goods sold	3,190.6	3,059.6	12,596.4	12,068.6	73.02	72.75	72.86	72.92
Selling and administrative expenses	928.1	887.1	3,748.7	3,583.1	21.24	21.09	21.68	21.65

Operating income	250.7	259.1	944.1	899.0	5.74	6.16	5.46	5.43
Interest expense, net	75.5	79.8	303.8	322.9	1.73	1.90	1.76	1.95

Income from continuing operations before income taxes	175.2	179.3	640.3	576.1	4.01	4.26	3.70	3.48
Income taxes	76.6	66.3	257.6	233.5	1.75	1.57	1.49	1.42

Income before loss from discontinued operations	98.6	113.0	382.7	342.6	2.26	2.69	2.21	2.06
Loss from discontinued operations, net of tax	1.3	3.3	6.7	10.3	0.03	0.08	0.04	0.06

Net income	$97.3	$109.7	$376.0	$332.3	2.23	2.61	2.17	2.00

DELHAIZE AMERICA, INC.

CONSOLIDATED BALANCE SHEETS

As of December 30, 2006 and December 31, 2005

(Dollars in millions)	December 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$165.6	$668.3
Receivables, net	130.6	116.9
Receivable from affiliate	22.5	20.3
Inventories	1,258.0	1,198.3
Prepaid expenses	41.6	32.0
Other current assets	36.1	26.7

Total current assets	1,654.4	2,062.5

Property and equipment, net	3,286.3	3,069.4
Goodwill	3,071.5	3,074.0
Intangibles, net	757.0	771.4
Loan to affiliate	—	17.4
Reinsurance recoverable from affiliate	145.6	147.2
Other assets	57.0	80.2

Total assets	$8,971.8	$9,222.1

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt	$134.0	$—
Accounts payable	796.6	756.7
Payable to affiliate	7.6	4.5
Accrued expenses	267.2	271.1
Current portion of capital lease and lease finance obligations 48.4	48.4	44.0
Current portion of long-term debt	170.7	581.3
Other current liabilities	114.1	127.5
Deferred income taxes, net	7.4	12.3
Income taxes payable	76.6	72.5

Total current liabilities	1,622.6	1,869.9

Long-term debt, net of current portion	2,108.7	2,279.9
Capital lease and lease finance obligations, net of current portion 741.5	741.5	733.7
Deferred income taxes, net	156.3	211.6
Other liabilities, net	322.8	325.6

Total liabilities	4,951.9	5,420.7

Shareholders’ equity:
Class A non-voting common stock	163.1	163.1
Class B voting common stock	37.7	37.7
Accumulated other comprehensive loss, net of tax	(46.5)	(49.0)
Additional paid-in capital	2,556.3	2,516.5
Retained earnings	1,309.3	1,133.1

Total shareholders’ equity	4,019.9	3,801.4

Total liabilities and shareholders’ equity	$8,971.8	$9,222.1

DELHAIZE AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	52 Weeks 12/30/2006	52 Weeks 12/31/2005
	(Unaudited)	(Audited)
OPERATING ACTIVITIES
Net income	$376.0	$332.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	494.3	473.7
Amortization of debt costs/premium	3.0	3.6
Amortization of deferred loss on derivative	6.5	8.4
Transfer from escrow to fund interest, net of accretion	1.7	2.3
Accrued interest on interest rate swap	0.2	2.1
Loss on disposals of property and equipment	4.4	13.7
Asset impairment provisions	1.7	9.4

Provision for losses on uncollectible receivables and write-off of receivables	14.7	12.9

Stock compensation expense	28.6	28.2

Deferred income tax benefit	(51.9)	(23.0)

Other	(0.2)	1.4
Changes in operating assets and liabilities which provided (used) cash :

Receivables	(28.4)	(10.4)

Net receivable from affiliate	0.9	0.7

Inventories	(60.8)	(49.7)

Prepaid expenses	(9.5)	4.7

Other assets	(4.7)	(1.9)

Accounts payable	42.5	52.3

Accrued expenses	(3.9)	12.2

Income taxes payable	24.4	32.2

Excess tax benefits related to stock options	(20.3)	(10.3)

Other liabilities	(18.6)	(28.0)

Total adjustments	424.6	534.5

Cash flow from operating activities of continuing operations	800.6	866.8

Cash flow from operating activities of discontinued operations	(2.0)	(6.2)

Net cash provided by operating activities	798.6	860.6

INVESTING ACTIVITIES

Capital expenditures	(663.5)	(569.7)

Proceeds from sale of property and equipment	14.1	22.3

Other investment activity	20.7	54.8

Net cash used in investing activities	(628.7)	(492.6)

FINANCING ACTIVITIES

Borrowings under revolving credit facilities	625.0	—

Repayments of borrowings under revolving credit facilities	(505.0)	—

Net proceeds from other short-term debt	14.0	—

Proceeds from long-term debt	—	3.1

Principal payments on long-term debt	(582.5)	(14.0)

Principal payments under capital lease and lease finance obligations	(47.3)	(40.9)

Dividends paid	(139.0)	(125.3)

Transfer from escrow to fund long-term debt	11.8	11.8

Parent common stock (ADSs) purchased	(72.7)	(49.0)

Proceeds from stock options exercised	2.8	4.3

Excess tax benefits related to stock options	20.3	10.3

Net cash used in financing activities	(672.6)	(199.7)

Net (decrease) increase in cash and cash equivalents	(502.7)	168.3

Cash and cash equivalents at beginning of year	668.3	500.0

Cash and cash equivalents at end of year	$165.6	$668.3

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.
Non-cash investing and financing activities:
Capitalized lease and lease finance obligations incurred for store properties and equipment	60.4	60.4
Capitalized lease and lease finance obligations teminated for store properties and equipment	1.5	5.5

Change in construction in progress accruals	13.0	24.3
Reduction of income taxes payable and goodwill for tax adjustments	5.9	3.3

DELHAIZE AMERICA, INC.

Supplemental Information

(Unaudited)

	Fourth Quarter ended		Year to Date
	Dec 30, 2006	Dec 31, 2005	Dec 30, 2006	Dec 31, 2005
FREE CASH FLOW RECONCILIATION (Dollars in millions):

Net cash provided by operating activities	$133.9	$179.2	$798.6	$860.6
Net cash used in investing activities	(178.7)	(174.0)	(628.7)	(492.6)

Free cash flow	$(44.8)	$5.2	$169.9	$368.0

NET DEBT RECONCILIATION (Dollars in millions):

Long-term debt, net of current portion			$2,108.7	$2,279.9
Capital lease and lease finance obligations , net of current portion			741.5	733.7
Short-term debt			134.0	—
Current portion of long-term debt			170.7	581.3
Current portion of capital lease and lease finance obligations			48.4	44.0
Cash and cash equivalents			(165.6)	(668.3)
Escrow funding for Senior Notes			(45.2)	(58.8)

Net debt			$2,992.5	$2,911.8

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	7	10	40	42
Stores closed	2	15	28	28
Stores renovated	26	87	97	176

Total stores			1549	1537

Capital expenditures (dollars in millions)	$187.3	$187.0	$663.5	$569.7
Total square footage (in millions)			57.7	56.9
Square footage increase			1%	1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 19, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President